Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the amendment to the Registration Statement (Form S-3) and related Prospectus of Chesapeake Lodging Trust for the registration of preferred shares, common shares, warrants, rights and units and to the incorporation by reference therein our reports (a) dated February 16, 2011, with respect to the consolidated financial statements and schedule of Chesapeake Lodging Trust included in its Annual Report (Form 10-K) for the year ended December 31, 2010, and (b) dated February 1, 2011, with respect to the financial statements of Le Meridien San Francisco included in its Current Report on Form 8-K/A dated February 7, 2011, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia

February 28, 2011